SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      DIVERSIFIED CORPORATE RESOURCES, INC.
                                (NAME OF ISSUER)


                          COMMON STOCK, PAR VALUE $0.10
                         (TITLE OF CLASS OF SECURITIES)


                                   255153 10 8
                                 (CUSIP NUMBER)

                              MARK D. WIGDER, ESQ.
                 JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                         OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)


                                  JUNE 10, 1997
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with this statement. |X| A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent (5%) or less of such class.


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CUSIP No.   255153 10 8
          -------------

         1 . Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                                   M. Ted Dillard

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                                   (a)  [ ]           (b)  [ ]

         3.       SEC Use Only

         4.       Source of Funds (See instructions)       PF

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         6.       Citizenship or Place of Organization     Texas


                                    7.      Sole Voting Power         57,500
         Number of Shares
         Beneficially Owned by      8.      Shared Voting Power           -0-
         Each Reporting Person
         With                       9.      Sole Dispositive Power   147,056

                                   10.      Shared Dispositive Power      -0-

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                      147,056

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row 11.
                                                         5.2*

         14.      Type of Reporting Person (See Instructions):
                                                        IN

*Based on 2,747,597 shares of Common Stock outstanding as of April 27, 1998, as described in the Company's Proxy Statement (the "Proxy Statement") on Schedule 14A, filed with the Securities and Exchange Commission on April 30, 1998. Because Dillard holds presently exercisable options, the percentage ownership is calculated on the assumption that the shares purchasable within the next sixty
(60) days underlying such options are outstanding.


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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $.10 per share (the "Common Stock"), of Diversified Corporate Resources, Inc. (the "Company"), whose principal executive offices are located at 12801 North Central Expressway, Suite 350, Dallas, Texas 75243.

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this Schedule 13D is M. Ted Dillard ("Dillard"), whose business address 12801 North Central Expressway, Suite 350, Dallas, Texas 75243. Dillard's principal occupation is serving as President and Secretary of the Company. Dillard is a citizen of the United States of America.

         During the last five years, Dillard has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. AND ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Schedule 13D is being filed to report that Dillard now beneficially owns greater than 5% of the Company's Common Stock.

     Dillard beneficially owns 147,056 shares of Common Stock. In October 1995, the Company granted to Dillard options to purchase 50,000 shares of Common Stock at an exercise price of $.50 per share, which options were exercised by Dillard in April 1997. In July 1997, in consideration of financial services rendered to DLRI L.P. No. 2 ("No. 2"), a company wholly- owned by J. Michael Moore, the Chairman and Executive Officer of the Company, Dillard received 7,500 shares of Common Stock from No. 2. Dillard has the right (the "No. 2 Right")to acquire a ten percent (10%) ownership interest in No. 2, pursuant to a vesting schedule over a four (4) year period. Although Dillard holds the No. 2 Right, he disclaims beneficial ownership of any Common Stock held by No. 2.

     In 1996, the Company granted to Dillard options (the "1996 Options") to purchase an aggregate of 105,000 shares of Common Stock pursuant to the Company's Amended and Restated 1996 Nonqualified Stock Option Plan. With respect to the 1996 Options, as of December 31, 1997, the total number of shares that are immediately exercisable by Dillard are 84,000. In addition, Dillard will become vested as to an additional 21,000 shares on December 31, 1998, contingent upon Dillard's continued employment as an officer of the Company. The per share exercise price for options becoming vested in 1996, 1997 and 1998 are, respectively, $2.50, $4.00 and $8.00.



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     In  addition  to the 1996  Options,  on April 29,  1998,  the  Compensation
Committee of the Company granted to Dillard options (the "1998 Options") pursuant to the Company's 1998 Nonqualified Stock Option Plan (the "1998 Plan") to purchase an aggregate 66,667 shares of Common Stock. The 1998 Options were granted contingent upon the following: (i) shareholder approval of the 1998 Plan and (ii) the agreement (the "Exercise Agreement") of Dillard to exercise before June 30, 1998, those 1996 Options that are presently exercisable. Both of these contingencies have since been met. Dillard will therefore begin vesting, at a rate of 5,556 shares per quarter, on June 30, 1998, and at the end of each quarter thereafter for a total of twelve quarters, contingent upon Dillard's continued employment as an officer of the Company. The exercise price for the 1998 Options is $12.75 per share.

     Each of the option awards described above is subject to certain change of control provisions contained in Dillard's employment agreement and the relevant stock option plan and stock option grant, each as amended. Such change of control provisions are described in the Company's Proxy Statement.

     With respect to the Exercise Agreement, Dillard is currently exploring certain methods of financing the exercise of the shares of Common Stock underlying the 1996 Options that are presently exercisable. Such financing may include the borrowing of money secured by the pledging of certain shares of Common Stock currently held by Dillard or to be acquired by Dillard upon the exercise of the 1996 Options and/or the transfer to the Company of such number of shares of Common Stock, the market value of which would be sufficient to pay the exercise price.

     At the present time, but subject to Dillard's continuing evaluation of the factors noted below, it is intended that Dillard will retain (other than as described above) the shares of Common Stock beneficially owned by him and, through such ownership, will exercise influence over almost all matters relating to the Company requiring shareholder approval, including the election of the directors of the Company and through such influence will exercise influence over the operations and financial policies of the Company and its subsidiaries.

     In connection with the public offering of the Company's Common Stock in 1997 (the "Offering"), Dillard executed a lock-up letter (the "Lock-Up Letter") in favor of Cruttenden Roth Incorporated ("Cruttenden Roth"), as representative of the Underwriters. The Lock-Up Letter provides that for a period of three hundred sixty-five (365) days after September 30, 1997 (the "Closing"), Dillard will not, directly or indirectly, pledge, offer, sell, contract to sell, grant any option to sell, or otherwise dispose of shares of Common Stock without the prior written of Cruttenden Roth. The Lock-Up Letter also provides for the sale of a number of shares of Common Stock to be agreed upon by Dillard and Cruttenden Roth upon the expiration of six (6) months after the Closing provided that such sale is handled by Cruttenden Roth.

     Whether Dillard purchases or otherwise acquires or disposes of additional shares of Common Stock, and the amount, method and timing of any such purchases or acquisitions, will depend upon Dillard's continuing assessment of pertinent factors, including, among other things: the availability of such shares for purchase or acquisition at particular price levels or upon particular terms; the business and prospects of Dillard and the Company; other business and investment opportunities available to Dillard; economic conditions; money market and stock


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market  conditions;  the  attitude  and  actions  of other  shareholders  of the
Company; the availability and nature of opportunities to dispose of Common Stock; and other plans and requirements of Dillard. Depending upon his assessment of these factors from time to time and the provisions of the Lock-Up Letters, Dillard may elect to acquire additional shares of Common Stock (by means of privately negotiated purchases of shares, market purchases, a tender offer, a merger or otherwise) or to dispose of some or all of their shares of Common Stock.

         Other than as mentioned above, Dillard does not have any present plans or proposals that relate to or would result in:

          (a) The acquisition or disposition by Dillard of additional securities of the Company;

          (b)  Any  extraordinary  corporate  transactions,   such  as  material
     mergers, reorganizations or liquidations, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) A change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the current capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's articles or bylaws or other actions that may impede the acquisition of control of the Company by any person;

          (h) Causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to ss.12(g)(4) of the Securities and Exchange Act of 1934; or

          (j) Any action similar to those enumerated above.



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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      Number and Percentage of Securities Owned:

                           The  aggregate  number  of  shares  of  Common  Stock
                  beneficially owned by Dillard is 147,056 shares of Common Stock, amounting to approximately 5.2% of the Common Stock outstanding, based on 2,747,597 shares outstanding as of April 27, 1998. Because Dillard holds presently exercisable options, the percentage ownership is calculated on the assumption that the shares purchasable within the next sixty (60) days underlying such options are outstanding. Such number of shares beneficially owned is based on Dillard's record and beneficial ownership of 57,500 shares of Common Stock and options to purchase 89,556 shares of Common Stock that are exercisable within sixty (60) days of the date hereof.

         (b)      Type of Ownership:

                  Dillard is deemed to have the sole power to vote or to direct the voting of and the sole power to dispose or to direct the disposition of all of the shares of Common Stock indicated in item 5(a). Except as stated herein, Dillard does not currently share the power to vote or to direct the voting of or the power to dispose or direct the disposition of any shares of Common Stock.

         (c)      Transactions in Securities:

                  Except as disclosed herein, there have been no transactions in the securities of the Company by Dillard within the past sixty days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as described previously in this Schedule 13D, Dillard has no contracts, arrangements or understandings with any person with respect to any securities of the Company.




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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Lock-Up Letter, dated August 6, 1997 between M. Ted Dillard and Cruttenden Roth;
                  2. Diversified Corporate Resources, Inc. Amended and Restated 1996 Nonqualified Stock Option Plan (incorporated by reference from Exhibit 10(z)(xii) to the Company's Form 10-K for the year ended December 31, 1996);
                  3. First Amendment to the Company's Amended and Restated 1996 Nonqualified Stock Option Plan (incorporated by reference from Exhibit 10.5 to the Company's Form 10-K for the year ended December 31, 1996);
                  4.       Stock Option Agreement by and between the Company and
                           M. Ted Dillard, executed May 15, 1997 (incorporated by reference from Exhibit 4.8 to the Company's Form S-8 (Reg. No. 333-27867) filed on May 27, 1997; and
                  5. Diversified Corporate Resources, Inc. 1998 Nonqualified Stock Option Plan (incorporated by reference from Exhibit 10.14 to the Company's Form 10-Q (No. 001-13431) filed on May 15, 1998).



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 22, 1998

                                                       /s/ M. Ted Dillard
                                                       -------------------------
                                                       M. Ted Dillard


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